Exhibit 99.1

Afya Limited Announces the Publication of Fourth Quarter 2019 Sell-Side Analyst Consensus Figures

March 20, 2020 – Afya Limited, or Afya (Nasdaq: AFYA) today announced the publication of its 4Q19 sell-side analysts’ consensus figures. The consensus figures are based on the forecasts of analysts who follow Afya results on a regular basis. The following firms contributed to the consensus shown below: BofA Securities, Goldman Sachs, JP Morgan, UBS, Morgan Stanley, and Itau.

This information was collected directly from the sell-side analysts of such firms.

The listed firms follow Afya on their own initiative and Afya is not responsible for their views. Afya is neither involved in the collection of the information nor in the compilation of the estimates.

Afya will report fourth quarter 2019 financial results for the period ended December 31, 2019, following the close of the market on March 26, 2020.

The Company will host a corresponding conference call and webcast on March 27, at 11:00 a.m. Eastern time.

Disclaimer

The consensus estimate is based on estimates, forecasts and predictions made by third party financial analysts. It is not prepared based on information provided or checked by Afya and can only be seen as a consensus view on Afya’s results from an outside perspective. Afya has not provided input on these forecasts, except by referring to past publicly disclosed information. Afya does not accept any responsibility for the quality or accuracy of any individual forecast or estimate. This press release may contain forward-looking statements based on current assumptions and forecasts made by Afya or third parties. Various known and unknown risks, uncertainties and other factors could lead to material differences between Afya’s actual future results, financial situation, development or performance, and the estimates given here. Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Rule 424(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br